                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   Quipp, Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    748802-10
                                 (CUSIP Number)

                                 John L. Morgan
                              Rush River Group, LLC
                               10400 Viking Drive
                                    Suite 160
                             Eden Prairie, MN 55344
                                 (612) 404-1193
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 With a copy to:

                              Thomas R. Marek, Esq.
                        Oppenheimer Wolff & Donnelly LLP
                                 3400 Plaza VII
                               45 South 7th Street
                              Minneapolis, MN 55402

                                February 4, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


Note: Schedules filed in paper formats shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                                  SCHEDULE 13D

---------------------------                          ---------------------------
Cusip No. 748802-10                                     Page 2 of 10 Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1    Name of Reporting Persons
        S.S. or I.R.S. Identification No. of Above Persons

        Rush River Group, LLC
--------------------------------------------------------------------------------
   2    Check the Appropriate Box if a Member of a Group             (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds

        WC
--------------------------------------------------------------------------------
   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                   / /
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization

        MN
--------------------------------------------------------------------------------
                         7       Sole Voting Power

                                 0
                      ----------------------------------------------------------
     Number of           8       Shared Voting Power
       Shares
    Beneficially                 152,669
       owned          ----------------------------------------------------------
      by each            9       Sole Dispositive Power
     reporting
    person with:                 0
                      ----------------------------------------------------------
                        10       Shared Dispositive Power

                                 152,669
--------------------------------------------------------------------------------
   11   Aggregate Amount Beneficially Owned by Each Reporting Person

        152,669
--------------------------------------------------------------------------------
   12   Check Box if the Aggregate amount in Row (11) Excludes
        Certain Shares*                                              /X/
--------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row (11)

        9.33%
--------------------------------------------------------------------------------
   14   Type of Reporting Person

        00
--------------------------------------------------------------------------------

* See response to Item 5 on page 9.

                                  SCHEDULE 13D

---------------------------                          ---------------------------
Cusip No. 748802-10                                     Page 3 of 10 Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1    Name of Reporting Persons
        S.S. or I.R.S. Identification No. of Above Persons

        John L. Morgan
--------------------------------------------------------------------------------
   2    Check the Appropriate Box if a Member of a Group             (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds

        WC
--------------------------------------------------------------------------------
   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                   / /
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
                         7       Sole Voting Power

                                 0
                      ----------------------------------------------------------
     Number of           8       Shared Voting Power
       Shares
    Beneficially                 328,169
       owned          ----------------------------------------------------------
      by each            9       Sole Dispositive Power
     reporting
    person with:                 0
                      ----------------------------------------------------------
                        10       Shared Dispositive Power

                                 328,169
--------------------------------------------------------------------------------
   11   Aggregate Amount Beneficially Owned by Each Reporting Person

        328,169
--------------------------------------------------------------------------------
   12   Check Box if the Aggregate amount in Row (11) Excludes
        Certain Shares                                                   / /
--------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row (11)

        20.05%
--------------------------------------------------------------------------------
   14   Type of Reporting Person

        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                          ---------------------------
Cusip No. 748802-10                                     Page 4 of 10 Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1    Name of Reporting Persons
        S.S. or I.R.S. Identification No. of Above Persons

        Kirk A. MacKenzie
--------------------------------------------------------------------------------
   2    Check the Appropriate Box if a Member of a Group       (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds

        WC
--------------------------------------------------------------------------------
   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                   / /
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
                         7       Sole Voting Power

                                 0
                      ----------------------------------------------------------
     Number of           8       Shared Voting Power
       Shares
    Beneficially                 152,669
       owned          ----------------------------------------------------------
      by each            9       Sole Dispositive Power
     reporting
    person with:                 0
                      ----------------------------------------------------------
                        10       Shared Dispositive Power

                                 152,669
--------------------------------------------------------------------------------
   11   Aggregate Amount Beneficially Owned by Each Reporting Person

        152,669
--------------------------------------------------------------------------------
   12   Check Box if the Aggregate amount in Row (11) Excludes
        Certain Shares*                                                  /X/
--------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row (11)

        9.33%
--------------------------------------------------------------------------------
   14   Type of Reporting Person

        IN
--------------------------------------------------------------------------------

* See response to Item 5 on page 9.

                                  SCHEDULE 13D

---------------------------                          ---------------------------
Cusip No. 748802-10                                     Page 5 of 10 Pages
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
   1    Name of Reporting Persons
        S.S. or I.R.S. Identification No. of Above Persons

        Jack A. Norqual
--------------------------------------------------------------------------------
   2    Check the Appropriate Box if a Member of a Group             (a) /X/
                                                                     (b) / /
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds

        WC
--------------------------------------------------------------------------------
   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                   / /
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
                         7       Sole Voting Power

                                 0
                      ----------------------------------------------------------
     Number of           8       Shared Voting Power
       Shares
    Beneficially                 152,669
       owned          ----------------------------------------------------------
      by each            9       Sole Dispositive Power
     reporting
    person with:                 0
                      ----------------------------------------------------------
                        10       Shared Dispositive Power

                                 152,669
--------------------------------------------------------------------------------
   11   Aggregate Amount Beneficially Owned by Each Reporting Person

        152,669
--------------------------------------------------------------------------------
   12   Check Box if the Aggregate amount in Row (11) Excludes
        Certain Shares*                                                  /X/
--------------------------------------------------------------------------------
   13   Percent of Class Represented by Amount in Row (11)

        9.33%
--------------------------------------------------------------------------------
   14   Type of Reporting Person

        IN
--------------------------------------------------------------------------------

* See response to Item 5 on page 9.

ITEM 1.  SECURITY AND ISSUER.

        This Statement on Schedule 13D dated February 12, 1999 (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock") of Quipp, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4800 N.W. 157th Street, Miami, Florida 33014.

ITEM 2.  IDENTITY AND BACKGROUND.

RUSH RIVER GROUP, LLC

        (a) This Schedule 13D is being filed by Rush River Group, LLC, a Minnesota Limited Liability Company (the "LLC"), the members of which are John
L. Morgan, Kirk A. MacKenzie and Jack A. Norqual, who are also making these filings. The LLC, together with Messrs. Morgan, MacKenzie and Norqual, are collectively referred to herein as the "Reporting Persons." The LLC and each of Messrs. Morgan, MacKenzie and Norqual are making this filing because they are beneficial owners, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

        (b) The principal office of the LLC is 2730 Woolsley Lane, Wayzata, MN 55391.

        (c) The LLC was organized in December 1998 as a Minnesota Limited Liability Company. Its principal business activities involve investing in equity securities of privately owned and publicly traded companies, as well as other types of securities.

        (d) - (e) During the last five years, neither the LLC nor any of the members have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the LLC or its members been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

JOHN L. MORGAN

        (a) This Schedule 13D is also being filed by John L. Morgan, a member of the LLC. Mr. Morgan is a member of the LLC.

        (b) Mr. Morgan's business address is 1015 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343.

        (c) Mr. Morgan currently is employed at Winthrop Resources Corporation ("WRC") and WRC's business address is 1015 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343.

        (d) - (e) During the last five years, Mr. Morgan has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)       Mr. Morgan is a citizen of the United States of America.

KIRK A. MACKENZIE

        (a) This Schedule 13D is also being filed by Kirk A. MacKenzie, a member of the LLC. Mr. MacKenzie is a member of the LLC.

        (b) Mr. MacKenzie's business address is 1015 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343.

        (c) Mr. MacKenzie currently is employed at WRC, and WRC's address is 1015 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343.

        (d) - (e) During the last five years, Mr. MacKenzie has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)       Mr. MacKenzie is a citizen of the United States of America.

JACK A. NORQUAL

        (a) This Schedule 13D is also being filed by Jack A. Norqual, a member of the LLC. Mr. Norqual is a member of the LLC.

        (b) Mr. Norqual's business address is 1015 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343.

        (c) Mr. Norqual currently is employed at WRC, and WRC's address is 1015 Opus Center, 9900 Bren Road East, Minnetonka, Minnesota 55343.

        (d) - (e) During the past five years, Mr. Norqual has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)       Mr. Norqual is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ALL REPORTING PERSONS:

        The aggregate purchase price of the purchases identified in response to
Item 5(c) was $2,766,203. All such purchases were paid for with working capital of the LLC. All securities identified in response to Item 5(c) were acquired by open market purchases.

ITEM 4.  PURPOSE OF TRANSACTION.

ALL REPORTING PERSONS:

        The LLC purchased the Securities reported herein as an investment. Although the LLC may have a present intention to purchase additional securities from time to time, depending upon market conditions and its evaluation of the Issuer's business and prospects, they may alternatively determine to decrease or dispose of their investment in securities of the Issuer, whether now owned or hereafter acquired, in privately negotiated or open market transactions, on such terms and at such times as the LLC considers desirable.

        Messrs. Morgan, MacKenzie and Norqual individually may, and/or as members of the LLC may cause the LLC to, purchase additional shares of common stock of the Issuer. In addition, Messrs. Morgan, MacKenzie and Norqual individually, and/or as members of the LLC, may cause the LLC to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. Messrs. Morgan, MacKenzie and Norqual individually, and/or as members of the LLC, reserve the right to exercise any and all of their respective rights as a shareholder of the Issuer in any manner consistent with their equity interests and as permitted by applicable law.

        On or about February 3, 1999, the Issuer initiated conversations with members of the LLC concerning whether Kirk A. MacKenzie should be considered as a candidate for election to the Board of Directors of the Issuer or as a candidate to fill any available vacancy on the Board. No conclusion has been reached on this matter.

        As of the date hereof, except as noted in the immediately preceding paragraph, the Reporting Persons have no plans or proposals regarding:

        (i) Any extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its securities;

        (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (iii) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

        (iv) Any material change in the present capitalization or dividend policy of the Issuer;

        (v) Any other material change in the Issuer's business or corporate structure;

        (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of the Issuer by any person;

        (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the NASDAQ market;

        (viii) A class of the equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (ix)      Any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) The LLC and each member of the LLC, other than John L. Morgan, beneficially own 152,669 shares of the outstanding Common Stock of the Issuer, representing approximately 9.33% of the outstanding Common Stock of the Issuer (based upon 1,636,994 shares outstanding on September 30, 1998, as reported in the Issuer's most recent Form 10-Q filed on November 16, 1998). John L. Morgan also beneficially owns an additional 175,500 shares of the outstanding Common Stock of the Issuer by virtue of his individual interest as a general partner of Farnham Street Partners, L.P., a Minnesota limited partnership ("FSP"). Mr. Morgan's beneficial ownership interest, therefore, is 328,169 shares and represents approximately 20.05% of the outstanding Common Stock of the Issuer. FSP reported on its Schedule 13G dated January 19, 1999 that FSP is the beneficial owner of 175,500 shares of Common Stock of the Issuer.

        (b) The LLC shares voting and dispositive power with respect to the 152,669 shares of Common Stock owned of record by the LLC with each of the other Reporting Persons. Mr. Morgan shares voting and dispositive power with respect to the 175,500 shares of Common Stock owned of record by FSP with FSP and its other general partner.

        (c) Listed below are all transactions effected in the Issuer's Common Stock by the LLC during the last 60 days:


                                     Trade         Number          Price per
                                      Date        of Shares          Share
                                     ------       ---------        ---------
                                    1/14/99         20,000          $16.60
                                    1/28/99          1,200          $16.85
                                    1/29/99            700          $16.85
                                    2/03/99         25,000          $19.10
                                    2/04/99        100,769          $19.10
                                    2/16/99          5,000          $19.85

        (d)       Not applicable.

        (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

ALL REPORTING PERSONS:

        There are no contracts, arrangements, understandings or relationships between the LLC (or its members), on one hand, and any other person with respect to any securities of the Issuer on the other hand.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        None.
                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 1999.                  RUSH RIVER GROUP, LLC


                                            By:      /s/  John L. Morgan
                                                ---------------------------
                                                     John L. Morgan
                                                     Member



                                            /s/  John L. Morgan
                                            -------------------------------
                                            John L. Morgan, individually



                                            /s/  Kirk A. MacKenzie
                                            -------------------------------
                                            Kirk A. MacKenzie, individually



                                            /s/ Jack A. Norqual
                                            -------------------------------
                                            Jack A. Norqual, individually